UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 000-28508

Flamel Technologies, S.A.

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filing of Exhibits

Flamel Technologies, S.A. (the “Company”) is filing this Report on Form 6-K for the sole purpose of filing as exhibits hereto the agreements listed below previously entered into with affiliates of GlaxoSmithKline in connection with the Company’s Coreg CR product.

Incorporation by Reference

As provided by in the Company’s Registration Statements on Form F-3, as filed with the Securities and Exchanges Commission on September 18, 2012 and February 12, 2014, each as subsequently amended, this Report, including the exhibits hereto, is being incorporated by reference into such registration statements.

Exhibit Index

Exhibit No.	Description
10.1*	License Agreement, dated March 26, 2003, by and between Flamel Technologies, S.A. and SB Pharmco Puerto Rico Inc. (the “2003 License Agreement”)
10.2*	First Amendment, dated October 18, 2004. to 2003 License Agreement
10.3*	Second Amendment, dated March 16, 2007, to 2003 License Agreement
10.4*	Third Amendment, dated December 1, 2012, to 2003 License Agreement
10.5*	License Agreement, dated November 24, 2004, by and between by and between Flamel Technologies, S.A. and SB Pharmco Puerto Rico Inc.
10.6*	Supply Agreement for Commercial Supply, dated September 30, 2011, by and between Flamel Technologies, S.A. and SmithKline Beecham (Cork) Limited

*	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2014	FLAMEL TECHNOLOGIES, S.A.

	By:	/s/ Michael S. Anderson
Name: Michael S. Anderson
Title: Chief Executive Officer